M1 Finance LLC

Statement of Financial

Condition

As of

December 31, 2022

M1 Finance LLC

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69670

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: M1 Finance LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 N LaSalle St Ste 800
(No. and Street)

Chicago	IL	60601
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kunjal Patel	312-600-2883	k.patel@m1finance.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

111 South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Caleb Matheny, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of M1 Finance LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DMITRY GONCHAROV
Official Seal
Notary Public - State of Illinois
My Commission Expires Oct 18, 2026

Dmitry Goncharov
Notary Public

Signature: DocuSigned by: Caleb Matheny 800A5E650D5343B...

Title: CFO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Deloitte & Touche LLP
111 S Wacker Dr STE 1800,
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Member of M1 Finance LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of M1 Finance LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 14, 2023

We have served as the Company's auditor since 2021.

M1 FINANCE LLC
Statement of Financial Condition
As of December 31, 2022

	2022
ASSETS	
Cash & Cash Equivalents	$ 30,328,124
Membership Deposits	984,500
Accounts Receivable	1,585,313
Investment in Securities	34,286,162
Prepaid Expenses	87,180
Property and Equipment	493,987
Total Assets	**$ 67,765,266**
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts Payable	$ 7,120
Accrued Expenses	882,851
Other Liabilities	218,718
Debt	10,000,000
Total Liabilities	**11,108,689**
MEMBER'S EQUITY:	
Capital Contributions	51,737,460
Retained Earnings	4,919,117
Total Equity	**56,656,577**
Total Liabilities and Member's Equity	**$ 67,765,266**

The accompanying notes are an integral part of this financial statement.

Note 1 – Summary of Significant Accounting Policies

Organization and Nature of Operations

M1 Finance LLC (the "Firm") is a Delaware Limited Liability Company registered as an introducing broker dealer with the Securities and Exchange Commission (SEC)" and a wholly owned subsidiary of M1 Holdings Inc. (the "Parent"). The first capital contribution was made in October 2015, from its sole member. The Firm is a registered member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Firm is as an introducing broker-dealer with the Securities and Exchange Commission (SEC) for the year 2022. On December 23, 2021, the Firm's Continuing Membership Agreement (CMA) was filed and approved by FINRA, to update its business activities to engage in self-directed on-line trading/electronic trading, retailing corporate equity securities over the counter, trading securities for own account, securities clearance and settlement and margin lending. The approval was provisioned on FINRA's review and approval of the Firm's updated liquidity plan, in connection with filed CMA, which was completed on December 22, 2022.

The Parent maintains an online platform to build long-term savings and manage wealth through investments in New York Stock Exchange ("NYSE") and the National Association of Securities Dealers Automated Quotations Systems ("NASDAQ") securities, for free, automatically, and intelligently. The Firm does not engage in market making or firm commitment underwritings or provide investment advisory services to its customers. The Firm does not affect transactions in commodities, commodity futures or commodity options nor does it engage in any other non-securities business activities.

For the year ended December 31, 2022, the Firm did not carry or maintain accounts for customers; handle or hold customer funds or securities; clear or settle securities transactions on behalf of customers; issue research reports regarding securities; permit its personnel to exercise discretion over customer accounts; or engage in market making. All trades were routed through the Firm's clearing broker, Apex Clearing Corporation ("APEX") and certain market makers. All trades were unsolicited and marked as not-held orders and executed within the Firm's daily trading windows.

For the year ended December 31, 2022, the Firm has also not engaged in any reportable transactions that would require it to maintain and segregate the custody of the customer securities and other assets under the clearing broker status.

Financial Statement Presentation

The accounting policies and reporting practices of the Firm conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and

assumptions that affect the reported amounts of assets and liabilities as of December 31, 2022. The actual outcome of the estimates could differ from the estimates made in the preparation of this financial statement.

Cash and Cash Equivalents

The Firm has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business. The Firm maintains its operating cash in a bank checking and money market account insured by the Federal Deposit Insurance Corporation. The Firm may, during the ordinary course of business, maintain account balances in excess of federally insured limits. The Firm has not experienced losses on these accounts, and management believes that the Firm is not exposed to significant risks on such accounts. The Firm also maintains three brokerage accounts with its clearing broker APEX and holds Certificate of Deposits (CDs)with a bank that have a maturity up to 3 months.

Membership Deposits

The Membership deposits represent the minimum exchange membership required in order to conduct business on the exchange. The Firm recognizes the deposits with the National Securities Clearing Corporation ("NSCC") and the Depository Trust Company ("DTC") at cost.

Accounts Receivable

Accounts receivables are stated at net realizable value and comprise of our revenue sharing receivables with third parties, as well as net settlement with our clearing firm with short time to maturity. Interest earned on CDs but not yet received is included within the Accounts Receivable on the statement of financial condition.

Income Taxes

No provisions have been made for income taxes since the Firm is a single member limited liability company and is considered a disregarded entity for income tax purposes. The Parent is liable for income taxes based on the Firm's taxable income.

The Firm follows the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more- likely-than-not be sustained upon examination by taxing authorities. The Firm has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Firm believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments.

Investments in Securities

The Firm primarily executes trades on an agency basis. The Firm allows for fractional share purchases and maintains a fractional share account for limited principal trading. Securities transactions are recorded on the trade date, as if settled. Profit and loss arising from securities transactions are entered for the account and risk of the Firm and are therefore recorded on a trade date basis. Marketable securities held by the Firm are classified as trading securities and valued at fair value. The Firm holds certificates of deposits with maturity of greater than 3 months within the

Investments in Securities on the statement of financial condition.

Note 2 – Fair Value Measurements

FASB ASC Topic 820, and Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under FASB ASC Section 820-10, Fair Value Measurements and Disclosures ("ASC 820-10") are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. For the year ended December 31, 2022, the Firm noted zero transfers between the different levels. As of December 31, 2022, the Firm did not have any investments in securities classified as Level 3 inputs.

		Fair Value Measurements Using		
	2022	**Level 1**	**Level 2**	**Level 3**
Investment in Securities:				
Investments in trading securities	$ 1,171,253	$ 1,171,253	$ -	$ -
Certificate of deposits	33,114,909	-	33,114,909	-
Total	**$ 34,286,162**	**$ 1,171,253**	**$ 33,114,909**	**$ -**

Note 3 – Accrued Expenses and Other Liabilities

Accrued Expense and Other Liabilities as of December 31, 2022, are composed of the following:

Accrued Expenses:	
Litigation Accrual	$ 666,175
Other accruals	216,676
Total Accrued Expenses	**$ 882,851**
Other Liabilities:	
Clearing Liability	$ 189,552
Interest/Unused Fee Payable	24,623
Unsecured Reserve Liability	4,543
Total Other Liabilities	**$ 218,718**

Note 4 - Concentration of Risk

The Firm is engaged in brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty. For the year ended December 31, 2022, APEX was the only major counterparty that the Firm engaged in brokerage activities.

Note 5 - Net Capital Requirements

The Firm is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $250,000 as of December 31, 2022, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. As of December 31, 2022, the Firm had net capital of $65,395,627 which was $65,145,627 in excess of its required net capital of $250,000. The Firm's ratio of aggregated indebtedness to net capital was 0.02 to 1 as of December 31, 2022.

Note 6 - Related Parties

The Firm has an expense agreement with its Parent whereby the Firm makes use of a portion of the Parent's office and support personnel which does not cause the Parent to incur significant, if any, additional costs, and expenses. The Firm does record and pay for any expenses directly related to its operating activities as a registered Broker Dealer. In some cases, the operating expenses that are directly related to the Firm get funded by the Parent, and reported as a payable to Parent on the statement of financial condition. In addition, certain affiliate payments pass-through the Firm and typically clear within 3 months. As of December 31, 2022, the Firm had a receivable from its affiliates of $67,751.

Also, the Parent has a brokerage account with the Firm and from time to time, employees of the Parent also have brokerage accounts with the Firm

<u>Debt:</u>

On December 2, 2022, the Firm entered into a subordinate loan agreement with its Parent for $10,000,000 at an interest rate of 0.25% per annum on outstanding principal amount. The loan has a maturity date of December 31, 2023. The subordination agreement sets forth the rights and obligations of the Parent and the Firm, and it provides that any claims by the Parent are subordinate to claims by other parties, including customers and employees of the Firm. As of December 31, 2022, the Firm has an outstanding principal balance of $10,000,000 and interest payable of $2,123 included in the Debt section on the statement of financial condition.

Note 7 - Commitments and Contingencies

From time to time the Firm may be exposed to various asserted and unasserted infringement claims in the ordinary course of business. On November 1, 2022, the FINRA inquired into the Firm's fully paid securities lending program and excess margin securities from customers. The inquiry was in regard to the Firm's participation in Apex Clearing Corporation's Fully Paid Lending Securities Program that may constitute into an arbitration of user based fine from FINRA, user restitution and legal costs associated with this matter. The Firm has been in constant communication with FINRA's

enforcement division on this matter. The Firm has provided FINRA with additional information, such as the qualified users enrolled in its fully paid lending program and the customer restitution proposal. The Firm accounts for this arbitration in accordance with the ASC 450, Contingencies. As of December 31, 2022, the Firm has recorded, within Accrued Expenses in its statement of financial condition, $516,175 for those matters in which it is probable that it has incurred a loss and the amount of the loss, or range of loss, can be reasonably estimated and $150,000 for associated legal fees. There are no other commitments or guarantees against the assets of the Firm and no other contingencies regarding litigation. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Firm's statement of financial condition or liquidity.

Note 8 – Off-Balance-Sheet Credit Risk

In the ordinary course of business, securities transactions for brokerage clients are introduced by the Firm and cleared on a fully disclosed basis through APEX. The agreement between the Firm and APEX provides that the Firm is obligated to assume any exposure related to nonperformance by its clients. These activities may expose the Firm to risk in the event the client is unable to fulfill its contractual obligations.

By permitting clients to receive loans on margin, the Firm is subject to risks inherent in extending credit, especially during periods of rapidly declining markets in which the value of the collateral held by the Firm's clearing broker could fall below the amount of the client's indebtedness. In the event a client fails to satisfy its obligations, the Firm may be required to sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Firm mitigates the risks associated with client margin activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Firm and its clearing broker monitors required margin levels daily and requires customers to deposit additional collateral or reduce margin loans, when necessary. The Firm does not expect losses to be material to the Firm's financial condition. However, in the case of unforeseen events, the Firm's actual result could materially differ from those anticipated.

Note 9 – Debt

On November 17, 2022, the Firm entered into a loan agreement with a bank to extend a revolving unsecured line of credit up to $100,000,000 for a fee of 0.1% on the unused portion of the line and an interest rate of 1.00% plus overnight rate on the drawn outstanding principal amount. The line of credit has a maturity date of December 31, 2023. As of December 31, 2022, the Firm has not utilized the line of credit and the outstanding loan balance is zero with an outstanding unused fee payable of $3,750.

On November 17, 2022, the Firm entered into a loan agreement with a bank to extend a revolving secured line of credit up to $30,000,000 for a fee of 0.5% on the unused portion of the line and an interest rate of 1.00% plus overnight rate on the drawn outstanding principal amount. The line of credit has a maturity date of December 31, 2023 and is secured with eligible securities listed within the contract. As of December 31, 2022, the Firm has not utilized the line of credit and the outstanding loan balance is zero with an outstanding unused fee payable of $18,750.

On December 02, 2022, the Firm entered into a subordinate loan agreement with its Parent for $10,000,000 at an interest rate of 0.25% per annum and a maturity date of December 31, 2023. Please refer to the related parties note for additional information.

Note 10 - Clearing Agreement

The Firm is an introducing broker and clears all transactions for customers through an account with APEX.

Note 11 – Subsequent Events

In January 2023, the Firm started transitioning specified elements of its business to self-clearing and carrying. As part of this transition, the Firm will maintain and segregate the custody of the customer securities and other assets under the clearing broker status.

The Firm's management has evaluated subsequent events through the date this financial statement is available to be issued and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the accompanying financial statement.